

Mail Stop 7010

December 4, 2006

Via U.S. mail and facsimile

Mr. Allen Egner
Vice President, Finance
Claymont Steel Holdings, Inc.
4001 Philadelphia Pike
Claymont, DE 19703

> **Re:** **Claymont Steel Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 29, 2006**
> **File No. 333-136352**

Dear Mr. Egner:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Offering, page 6

Use of Proceeds, page 22

1. We read that you plan to use the net proceeds of $91 million to pay a $4 million fee to HIG Capital and to repurchase the Holdings Notes, including principal and accrued and unpaid interest to the date of repurchase, with the remainder being used for general corporate purposes. Based on your current disclosures, it is unclear that your net proceeds will be adequate to pay all of these items. In this regard, we note that your current estimation of the cost to repurchase the Holdings Notes only includes interest through September 30, 2006; however, based on today's date, we assume that the earliest you could repurchase these notes is sometime in December 2006. Your net proceeds do not appear adequate to cover the additional interest that has accrued since September 30, 2006. Please revise to more clearly explain how you will use these proceeds. If true, please clarify that some of the interest on the Holdings Notes will be paid

out of cash currently on hand, and that no proceeds are expected to be left over for general corporate purposes.

Capitalization, page 24

2. Please ensure that you have retroactively restated all number of share and per-share disclosures throughout your entire filing for the effect of your planned 11.241303 for 1 stock split. For example, we note the actual number of shares seen here and the discussion of restricted stock awards in the last fiscal year on page 60.

Dilution, page 26

3. We note the disclosure in the table. Please explain to us how you determined the amount of total consideration paid by existing stockholders, including how you considered dividends.

4. Please provide us with your calculations of adjusted pro forma net tangible book value if the number of shares being offered increased or decreased by one million shares.

Pro Forma Balance Sheet, page P-2

5. Please provide us with a more detailed explanation of the pro forma adjustment to your income taxes payable balance.

Report of Independent Registered Public Accounting Firm, page F-2

6. Please note that the preface to this report must be removed and the accounting firm must finalize its report prior to requesting effectiveness of your filing.

Experts, page 82

7. Please file the consent of Crowe Chizek and Company LLC as an exhibit to the registration statement. Refer to Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K.

Exhibit 5.1

8. Please have counsel revise the third paragraph of the legal opinion to remove the assumption regarding the filing of the amended and restated certificate of incorporation.

* * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in her absence, John Cash, Accounting Branch Chief, at (202) 551-3768 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Ms. Kimberly A. Taylor
        Morgan, Lewis & Bockius LLP
        One Oxford Centre
        Thirty-Second Floor
        Pittsburgh, PA 15219

        Mr. Ronald S. Brody
        Mayer, Brown, Rowe & Maw LLP
        1675 Broadway
        New York, NY 10019